Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

October 22, 2015

VIA EDGAR

John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Staff Comment Letter dated October 19, 2015 Singer Madeline Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed October 14, 2015 File No. 333-205940

Dear Mr. Reynolds:

On behalf of Singer Madeline Holdings, Inc. (“Holdings” or the “Issuer”), this letter responds to your letter, dated October 19, 2015 (the “Comment Letter”), regarding Amendment No. 2 (“Amendment No. 2”) to the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed transaction, pursuant to which Martha Stewart Living Omnimedia, Inc. (“MSLO”) and Sequential Brands Group, Inc. (“Sequential”) will become wholly-owned subsidiaries of Holdings. Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed electronically on EDGAR today. For your convenience, the Issuer has also filed on EDGAR marked copies of Amendment No. 3 showing all changes from Amendment No. 1 as filed on October 14, 2015.

Set forth below are the Issuer’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Comment Letter. For your convenience, the Staff’s comments have been reproduced below in bold-face font. Please note that all page numbers in the responses below are references to the page numbers of Amendment No. 3, unless otherwise noted. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014, page 165

Comment 1: We note your revisions to footnote (a) on page 165 in response to comment 8. Please demonstrate to us (a) how the severance costs and contract amendment fees recorded by Galaxy Brand Holdings, Inc. in their closing financial statements for the period ended August 15, 2014 are directly attributable to the merger transaction with Sequential i.e. resulted directly from the merger agreement or any pre-existing agreement and (b) how elimination of these costs complies with Rule 11-02(b)(6) of Regulation S-X. In this regard, please clarify whether the acquisition was contingent on the completion of severance and contract amendment transactions.

Mr. John Reynolds

October 22, 2015

The Issuer respectfully advises the Staff that it has removed from its pro forma statement of operations the severance costs and contract amendment fees referenced in the Staff’s Comment. In this regard, the Issuer directs the Staff’s attention to revised footnote (a) on page 165 of Amendment No. 3.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 351-4062.

Sincerely,

/s/ Barbara L. Becker
Barbara L. Becker, Esq.

cc:	Yehuda Shmidman Singer Madeline Holdings, Inc.

The undersigned hereby acknowledges on behalf of Singer Madeline Holdings, Inc. that in connection with the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: October 22, 2015

SINGER MADELINE HOLDINGS, INC.,

by	/s/ Yehuda Shmidman
Yehuda Shmidman Chief Executive Officer, Secretary and Director